SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St. Park Ofer 2, P.O. Box 3143
Petach Tikva 4951041, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

EXPLANATORY NOTE

 CyberArk Software Ltd. (the “Company”) today announced the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”), which was held at 5:00 p.m. (Israel time) on July 11, 2019, at the Company’s offices at 9 Hapsagot St., Park Ofer 2, P.O. Box 3143, Petach Tikva 4951041, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, all proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 21, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: July 12, 2019	By:	/s/ Josh Siegel
Name: Joshua Siegel Title: Chief Financial Officer